AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 1996.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                         Citizens First Financial Corp.
- -------------------------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock No Par Value
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   174623-10-8
- -------------------------------------------------------------------
                                 (CUSIP Number)
                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105
                                 (314) 854-4600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                 August 7, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement X. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                THIS STATEMENT CONTAINS ELEVEN (11) PAGES AND THE EXHIBIT INDEX IS ON PAGE SIX (6).

SCHEDULE 13D
- -----------------------------                ----------------------
CUSIP NO.  174623-10-8                         Page 2 of 11 Pages
- ---------------------------                  ----------------------
- ---------- --------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        INVESTORS OF AMERICA, LIMITED PARTNERSHIP
                    (formerly known as DIERBERG FOUR, L.P.)
                    43-1521079
- ---------- --------------------------------------------------------------------
- ---------- --------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*             (a)
                                                                        (b) X

- ---------- --------------------------------------------------------------------
- ---------- --------------------------------------------------------------------
3          SEC USE ONLY


- ---------- --------------------------------------------------------------------
- ---------- --------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO (Internal funds, contributions from partners, margin account)
- ---------- --------------------------------------------------------------------
- ---------- --------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)

- ---------- --------------------------------------------------------------------
- ---------- --------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEVADA
- ---------- --------------------------------------------------------------------
- ------------------- -------- --------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 182,650
                    -------- --------------------------------------------------
                    -------- --------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
                    -------- --------------------------------------------------
                    -------- --------------------------------------------------
       EACH         9        SOLE DISPOSITIVE POWER
                             182,650
    REPORTING
                    -------- --------------------------------------------------
                    -------- --------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
- ------------------- -------- --------------------------------------------------
- ---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           182,650
- ---------- --------------------------------------------------------------------
- ---------- --------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---------- --------------------------------------------------------------------
- ---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.48%
- ---------- --------------------------------------------------------------------
- ---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IV, PN
- ---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

         This statement relates to the Common Stock, par value $.01 per share (the "Common Stock") issued by Citizens First Financial Corp. ("Citizens"), whose principal executive offices are located at 301 Broadway, Normal, Illinois 61761.


Item 2. Identity and Background

          This statement is filed by Investors of America, Limited Partnership, a Nevada limited partnership ("Investors"). The general partner of Investors is First Securities America, Inc., a Missouri corporation. James F. Dierberg is the controlling shareholder of First Securities America, Inc. The directors and officers of First Securities America, Inc. are James F. Dierberg (President and Director) and Mary W. Dierberg (Secretary, Treasurer and Director).

         The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits 2A through 2D, and is incorporated herein by reference.

         The information disclosed in Exhibits 2A through 2D is included pursuant to General Instruction C to Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration

         The  aggregate  purchase  price of the 182,650  shares  covered by this
Schedule 13D was $1,869,205.14, including commissions. Investors purchased the Common Stock with internal funds, contributions from partners and resources pursuant to a margin account held at Stifel, Nicolaus & Company, Incorporated.


Item 4. Purpose of Transaction

         The shares of Common Stock covered by this statement are being held for investment purposes. Investors has the following plans with respect to the Common Stock:

          (a) As previously described in Item 2, Mr. and Mrs. James F. Dierberg control Investors. Investors is the controlling shareholder of Tidal Insurance limited, a British West Indies corporation ("Tidal"). Tidal beneficially owns approximately 0.91% of the Common Stock as reported in its separately filed
Schedule 13D. Tidal holds its Common Stock for investment purposes. Investors disclaims beneficial ownership of the Common Stock owned by Tidal.

         Investors intends to continually assess the market for the Common Stock. Investors or an affiliate may purchase additional shares or dispose of such shares of the Common Stock from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares. However, it is recognized that if, in the future, certain levels of share ownership are exceeded, certain regulatory approvals are required. In addition, the certificate of incorporation of Citizens places certain limitations on any such acquisition.

         (b-j)  None


Item 5. Interest in Securities of the Issuer

         (a) The aggregate percentage of shares of Common Stock reported owned by Investors is based upon 2,817,500 shares outstanding at August 2, 1996, as indicated by the broker in the transaction. As of the close of business on August 7, 1996, Investors beneficially owned 182,650 shares of Common Stock, or approximately 6.48% of such number of shares.

         (b) Investors beneficially owns 182,650 shares of the Common Stock and has the sole power to vote and dispose of such shares.

         (c) All transactions in the shares of Common Stock effected by Investors during the past sixty days are described on Exhibit 5(c) attached hereto. All such shares were purchased through a broker-dealer.

          (d-e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Investors is under the control of James F. Dierberg. See Item 2. above. James F. Dierberg and Mary W. Dierberg are husband and wife.


Item 7. Material to Be Filed as Exhibits

         Exhibit 5(c) - Transactions in the Common Stock effected during the past sixty days.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         INVESTORS OF AMERICA,
                                         LIMITED PARTNERSHIP


Date: August 7, 1996                 By: /s/James F. Dierberg
                                         ------------------------

                                         James F. Dierberg, President of
                                         First Securities America, Inc.,
                                         General Partner

                                  EXHIBIT INDEX




Exhibit No.                                           Page No.

Exhibit 2A                                               7

Exhibit 2B                                               8

Exhibit 2C                                               9

Exhibit 2D                                              10

Exhibit 5(c)                                            11

                                   Exhibit 2A


INVESTORS OF AMERICA, LIMITED PARTNERSHIP


State or Other Place of Organization:               Nevada


Principal Business:                                 Investment in real estate
                                                    and stocks


Address of Principal Business:                      1504 Hwy. #395 N #8-00508
                                                    Gardnerville, Nevada 89410


Address of Principal Office:                        1504 Hwy. #395 N #8-00508
                                                    Gardnerville, Nevada 89410


Criminal Proceedings During Last 5 Years:           None


Civil Proceedings During Last 5 Years:              None




















                                   Exhibit 2B


FIRST SECURITIES AMERICA, INC. (General Partner of Investors of America, Limited Partnership)


State or Other Place of Organization:            Missouri


Principal Business:                              Insurance and investments


Address of Principal Business:                   Suite 404
                                                 135 North Meramec,
                                                 Clayton, Missouri 63105


Address of Principal Office:  Suite 404
                                                 135 North Meramec,
                                                 Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:        None


Civil Proceedings During Last 5 Years:           None

                                   Exhibit 2C


JAMES F. DIERBERG (Director and President of First Securities America, Inc.; controlling shareholder of First Securities America, Inc.)


Residence or Business Address:                     39 Glen Eagles Drive
                                                   St. Louis, Missouri 63124


Principal Occupation or Employment:                Financial services


Name of Employer:                                  First Banks, Inc.


Principal Business:                                Bank holding company


Address:                                           135 North Meramec,
                                                   Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:          None


Civil Proceedings During Last 5 Years:             None


Citizenship:                                       U.S.A.

                                   Exhibit 2D


MARY  W.  DIERBERG   (Director,   Secretary  and  Treasurer  of  First
Securities America, Inc.)


Residence or Business Address:                  39 Glen Eagles Drive
                                                St. Louis, Missouri 63124


Principal Occupation or Employment:             Housewife


Criminal Proceedings During Last 5 Years:       None


Civil Proceedings During Last 5 Years:          None


Citizenship:                                    U.S.A.

                                  Exhibit 5(c)

                    INVESTORS OF AMERICA, LIMITED PARTNERSHIP

                   (Transactions Effected Within Past 60 Days)



Identity of                                    Number of         Price Per
Purchaser/Seller        Date of Purchase    Shares Purchased       Share

Investors of America,         8/2/96              64,650          10.198
Limited Partnership           8/5/96              10,500          10.250
                              8/6/96               4,500          10.250
                              8/7/96              18,000          10.250